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     Merilyn Herbert
     HealthTrust, Inc.
     615/297-6261
     or
					Paula Lovell
     Lovell Communications
     615/297-7766


    NASHVILLE, TN, January 10, 1994: Healthtrust, Inc. - The Hospital Company (NYSE:HTI) announed that, in connection with its acquisition of EPIC Holdings, Inc., it is purchasing the equity of EPIC for $7.00 per share, or approximately $277 million, in cash, and will assume or refinance approximately $727 million of EPIC indebtedness. In addition, the acquisition of EPIC is expected to have no material effect on Healthtrust earnings for the remainder of the 1994 fiscal year, and to add $.10 to $.12 per share to earnings in fiscal year 1995, the first full year of operation following the transaction. Healthtrust anticipates that the acquisition will create goodwill of approximately $400 million to $450 million.

   Healthtrust is one of the largest health care providers in the United States with revenues of $2.4 billion. Operating in 84 markets in 21 southern and western states, the Company delivers a variety of inpatient and outpatient health care services through its 81 affiliated hospitals and 3 hospital joint ventures in Orlando, Florida; Encino, California; and Charlotte, North Carolina.

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